

July 29, 2010

Joshua A. Griffin
President and Chief Executive Officer
Network Dealer Services Holding Corp.
1725 East 1450 South, Suite 340
Clearfield, Utah 84015

      Re: **Network Dealer Services Holding Corp.**
                Amendment No. 1 to Form 10-12G
                Filed July 15, 2010
                File No. 000-53984

Dear Mr. Griffin:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 15

For the three month periods ended March 31, 2010 and 2009, page 15

1. We note your disclosure that anticipated third quarter sales growth combined with your planned capital raise will remove the risk associated with substantial doubt of your ability to continue as a going concern. In this regard, please expand your results of operations disclosure to describe the specific product or services that will contribute to the anticipated sales growth, and quantify the amount of revenue

attributed by such products or services to-date. In addition, please disclose whether or not you have received firm commitments from investors or significant shareholders to fund your capital investment.

Liquidity, page 15

2. We note your revised disclosure concerning comment 16 in our letter dated June 15, 2010. As previously requested, please expand your liquidity disclosure to describe the underlying causes for material changes in operating cash flows. In this regard, when preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers, rather than merely describe items identified on the face of the statement of cash flows. We refer you to Instruction 4 to Item 303(a) of Regulation S-K and Section IV.B.1. of SEC Release 33-8350.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 24

Transactions with Related Persons, page 24

3. For each of the shareholder loans, related party payables, and expenses paid by Great Western, please provide the following information:

   • Include the information required by Item 404 of Regulation S-K for transactions during 2010;
   • Provide the name of the related person and the basis on which the person is a related person;
   • Quantify the amount of the loans and payables for each related party; and
   • Describe the business purpose of the loans and payables, and explain what type of expenses Great Western paid.

4. We note your response to comment 18 in our letter dated June 15, 2010. However, the merger agreement was also a related party transaction and should be described in this section. SCS appears to be a related party because it beneficially owns more than five percent of the company, as indicated in the shareholder table under Item 4, Security Ownership of Certain Beneficial Owners and Management. See Item 404(d) and the instructions to Item 404(a) of Regulation S-K. Therefore, please revise this section to describe the merger transaction and the SCS consulting agreement.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Leonard Burningham, Esq.
    Via facsimile (801) 355-7126